January 10, 2011

Mark Webb, Esquire
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C  20549-4644

Re:          Neffs Bancorp, Inc.
Form 10-K
Filed March 22, 2010
Your File No. 000-32605

Form 10-Q for the quarterly period ended March 31, 2010
Form 10-Q for the quarterly period ended June 30, 2010
Form 10-Q for the quarterly period ended September 30, 2010
Your File No. 000-32605

Dear Mr. Webb:

This responds to your letter dated December 30, 2010 to Neffs Bancorp, Inc. in which you provided comments regarding requested amendments to future Form 10-K filings to include certain information identified in your letter.  This response letter also follows your telephone discussions with our outside counsel, Reg Evans, Esq. from Shumaker Williams, P.C. regarding your above-referenced letter.

For your convenience, the text of your comments is set forth below, followed in each case by our response.

Mark Webb, Esquire
January 10, 2011

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 5

1.
In future filings include a discussion of your market area that includes material demographic information such as population trends regarding growth, age, and per capita income and name the major employers and the primary types of employment in your market area.

Response:  Neffs Bancorp, Inc. intends in future filings to include a discussion of its market area that includes material demographic information.

2.	In future filings disclose here or in your MD&A:
•	the risks inherent in your various loan types, noting which are higher risk;
•	the underwriting policies for the loan types; and
•	the interest rate terms, fixed or variable, of your loans.

Response:  Neffs Bancorp, Inc. intends in future filings to disclose the risks inherent in its various loan types, noting which are higher risk; the underwriting policies for the loan types; and the interest rate terms, fixed or variable, of its loans.

Item 10. Directors, Executive Officers and Corporate Governance

3.	In future filings, provide disclosure pursuant to Item 407(c)(2)(vi) of Regulation S-K on diversity.

Response:  Neffs Bancorp, Inc. intends in future filings to provide disclosure pursuant to Item 407(c)(2)(vi) of Regulation S-K on diversity, as applicable.

4.	In future filings, provide disclosure pursuant to Item 407(h) of Regulation S-K on board leadership structure and oversight of risk.

Response:  Neffs Bancorp, Inc. intends in future filings to provide disclosure pursuant to Item 407(h) of Regulation S-K on board leadership structure and oversight of risk.

Item 13.  Certain Relationships and Related Transactions, page 108

5.
In future filings, revise the disclosure on page 4 of the proxy statement, to state, if true, that loans were made, in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  For the updated disclosure requirements, refer to Instruction 4(c) to item 404(a) of Regulation S-K.

Mark Webb, Esquire
January 10, 2011

Response:  Neffs Bancorp, Inc. intends in future filings to revise its disclosure to state, if true, that loans were made, in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.

Part II

Signatures

1.	Please amend the signature page to identify either the Principal Accounting Officer or the Controller, as required by General Instruction (D)(2)(a) of Form 10-K.

Response:  Neffs Bancorp, Inc. intends to amend the signature page to identify either the Principal Accounting Officer or the Controller.  Since Neffs Bancorp, Inc. is an electronic filer, a Form 10K/A to which the amended and signed signature page will be attached is being filed via EDGAR.

Also on behalf of Neffs Bancorp, Inc., and pursuant to your letter and request for inclusion of this language, Neffs Bancorp, Inc. acknowledges that:

•	Neffs Bancorp, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Neffs Bancorp, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, please contact me directly.

Sincerely,

/s/ John J. Remaley
John J. Remaley
Chief Executive Officer
NEFFS BANCORP, INC.